UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): **December 1, 2010**



United Fire & Casualty Company
(Exact Name of Registrant as Specified in its Charter)

Iowa	001-34257	42-0644327
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

On November 30, 2010, United Fire & Casualty Company, an Iowa corporation ("United Fire"), Red Oak Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of United Fire and Mercer Insurance Group, Inc., a Pennsylvania corporation ("Mercer") executed a definitive agreement and plan of merger (the "Merger Agreement"), which was announced via press release, as previously reported in United Fire's Current Report on Form 8-K filed November 30, 2010.

On December 1, 2010, United Fire will hold a conference call, which was also announced in the November 30, 2010 press release, to comment on the broad details and benefits of the proposed merger and the transactions contemplated by the Merger Agreement to both United Fire and Mercer. A copy of the slides to be presented during the conference call are attached hereto as Exhibit 99.1 and are incorporated into this Item 7.01 by reference.

The foregoing information in this Item 7.01 (including the exhibit hereto) is being furnished under "Item 7.01. Regulation FD Disclosure." Such information (including the exhibit hereto) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Exchange Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of shareholders of Mercer to approve the proposed merger; the risk that the United Fire and Mercer businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in the jurisdictions in which United Fire and Mercer do business; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; and the cost of resolution of other contingent liabilities and loss contingencies. Further information concerning United Fire, Mercer, and their business, including factors that potentially could materially affect United Fire's and Mercer's financial results, is contained in United Fire's and Mercer's filings with the Securities and Exchange Commission (the "SEC"). See United Fire's and Mercer's Annual Reports on Form 10-K and Annual Reports to Shareholders for the fiscal years ended December 31, 2009, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to United Fire's and Mercer's businesses. Neither United Fire nor Mercer undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving United Fire and Mercer. In connection with the proposed transaction, United Fire and Mercer will be filing documents with the SEC, including the filing by Mercer of a proxy statement regarding the proposed merger and the mailing of such proxy statement to the Mercer shareholders. Before making any voting or investment decision, investors and shareholders are urged to read carefully in their entirety the Mercer proxy statement regarding the proposed transaction and any other relevant documents filed by either United Fire or Mercer with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (*www.sec.gov*) or in the Investors section of Mercer's web site at www.mercerins.com. The proxy statement and such other documents may also be obtained, when available, for free from Mercer by directing such request to Mercer Insurance Group, Inc., P.O. Box 278, Pennington, New Jersey 08534, telephone: (800) 762-6837.

Mercer and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Mercer's directors and executive officers in its definitive proxy statement relating to the 2010 annual shareholder meeting and annual report on Form 10-K for the fiscal year ended December 31, 2009, both filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Mercer proxy statement and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Mercer using the contact information above.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit Number	Description of Exhibit

99.1   Presentation Slides referenced and made available in connection with the conference call on December 1, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company

(Registrant)

/s/ Randy A. Ramlo

Randy A. Ramlo, Chief Executive Officer

Date: December 1, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Presentation Slides referenced and made available in connection with the conference call on December 1, 2010.



UNITED FIRE & CASUALTY COMPANY

To Acquire Mercer Insurance Group

(December 1, 2010)

Conference Call to Discuss Transaction

- **On today's call from United Fire:**

  

Randy Ramlo,
United Fire's president
and CEO

Dianne Lyons,
United Fire's CFO

Mike Wilkins,
United Fire's EVP,
corporate administration

- **News release and presentation available in the Investor Relations section of www.unitedfiregroup.com**
  - **Investor section of www.mercerins.com**



UNITED FIRE GROUP CEDAR RAPIDS IOWA

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This presentation and any other written or oral statements regarding United Fire & Casualty Company's acquisition of Mercer Insurance Group include certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of United Fire or Mercer Insurance to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing and completion of the merger, the outcome of any legal proceedings relating to the merger, the ability of United Fire to integrate the operations of Mercer Insurance into its own operations, the effect of the announcement on Mercer Insurance's customer relationships, operating results, financial condition and business generally. Such factors also include, but are not limited to, the risks and uncertainties described in United Fire's and Mercer Insurance's reports filed with the SEC, which are available at http://www.sec.gov. United Fire and Mercer Insurance disclaim any intention or obligation to update or revise any forward- looking statements, except as required by law.



United Fire to acquire Mercer Insurance

- **All-cash transaction valued at approximately $191 million ($28.25 per share)**

- **Creates "top 50" U.S. publicly traded property casualty insurer, based on 2009 net written premiums of approximately $605 million**
  - **91% commercial lines/9% personal lines**

- **Combined company will market through approximately 1,400 independent agents in 24 states**

- **Improved net income and return on equity anticipated by 2012**
  - **Conservative assumptions regarding expense savings, primarily related to reinsurance and public company expenses**
  - **2011 one-time transaction-related expenses**
  - **No broad-based headcount reductions or office closings**
  - **No assumptions of market improvement or revenue synergies**



UNITED FIRE GROUP CEDAR RAPIDS IOWA

Mercer Insurance Overview

- **Operates four insurance subsidiaries with premiums divided:**

  - **85% commercial lines − Small and medium-sized businesses in Arizona, California, Nevada, New Jersey, Oregon and Pennsylvania**

  - **15% personal lines − individuals in New Jersey (homeowners only) and Pennsylvania (homeowners and PPA)**

  - **Licensed in 22 states**

- **Markets through a network of 560 independent agents**

- **Rated "A" (Excellent) by A.M. Best with stable outlook**

  - **Affirmed June 2010**

- **As of September 30, 2010 (GAAP):**

  - **Total assets of $613 million**

  - **Shareholders' equity of $180 million, or $28.48 per share**

  - **Net income of $11.1 million, $1.73 per diluted share, for nine months**

  - **Net written premiums of $101 million, for nine months**



UNITED FIRE GROUP CEDAR RAPIDS IOWA

Mercer Insurance Overview

Direct Written Premium
(December 31, 2009)

By Line of Business
(Stat)



All other 3.5%
CMP 61.1%
Surety 2.2%
WC 3.6%
PPA 6.6%
HO 9.2%
Comm. Auto 13.8%

by State
(GAAP)



AZ 2.8%
OR 1.1%
PA 9.3%
NJ 29.6%
NV 5.5%
CA 51.6%



Transaction Details

- **Approved by United Fire and Mercer Insurance boards**
- **Valuation**
  - **0.99x of MIGP's stated book value at September 30, 2010**
  - **No or minimal goodwill anticipated**

- **Financing**
  - **Available on-balance sheet capital: $100 million**
  - **External financing: $125 million**
    - **Existing credit line**
    - **New debt facility from FHLB in Des Moines**

- **Approvals**
  - **Mercer Insurance shareholders**
  - **Federal: Hart-Scott-Rodino Act**
  - **State Insurance Regulators: "Form A" filings in California, Pennsylvania and New Jersey**

- **Closing anticipated at the end of Q1 2011**



UNITED FIRE GROUP CEDAR RAPIDS IOWA

Foundation: Financial Strength

- **Believe post-transaction balance sheet will support current A.M. Best rating of A (Excellent)**

- **Anticipate 15% debt-to-total capitalization ratio**

  - **Assuming Mercer Insurance's outstanding indebtedness of approximately $18 million**

  - **In total, adding about $125 million in debt (currently at zero)**



UNITED FIRE GROUP CEDAR RAPIDS IOWA

Foundation: More Diverse Risk Profile



Direct Written Premiums (2009)

- ■ = Top 18 UFCS States
- ▨ = Other UFCS states
- ■ = Top 6 MIGP States

Combined
- $605 million in 2009 NPW
- 24 significant states
- Approx. 1,400 independent agents

Foundation: Common Business Approach

- **Conservative underwriting and investment cultures**

- **Market through independent agents**

- **Focus on customer service**

- **Commitment to fair claims handling**

- **Opportunity to integrate operations (longer-term)**

  - **UFCS award-winning technology for agents**

  - **Increased scale supports efficient cost structure across the organization**



UNITED FIRE GROUP CEDAR RAPIDS IOWA

Examples of Market Opportunities

- **Mercer Insurance:**

  - **Waste haulers program**

  - **Religious institutions program**

  - **Mail order surety program**

- **United Fire:**

  - **Underwriting expertise including predictive modeling and CATography™**

  - **Surety**

  - **Signature Premier**

  - **Life insurance**



Summary

- **All-cash transaction valued at $191 million ($28.25 per share)**

- **Creates "top 50" U.S. publicly traded property casualty insurer, based on 2009 net written premiums of approximately $605 million**

- **Combined company will market through approximately 1,400 independent agents in 24 states**

- **Foundation for strong financial performance with improved net income and return on equity anticipated by 2012**

- **Questions?**



UNITED FIRE GROUP CEDAR RAPIDS IOWA



UNITED FIRE & CASUALTY COMPANY

To Acquire Mercer Insurance Group

(December 1, 2010)